MUFG SECURITIES AMERICAS INC.
(SEC I.D. NO. 8-43026)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder and the Board of Directors of MUFG Securities Americas Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MUFG Securities Americas Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 25, 2021

We have served as the Company's auditor since 1988.

MUFG SECURITIES AMERICAS INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
(In thousands of dollars, except share data or unless otherwise noted)

ASSETS:

Cash and cash equivalents	$	84,614
Cash segregated under federal and other regulations		11,000
Collateralized agreements:		
Securities borrowed (including $240.5 million of collateral at fair value)		6,401,687
Securities purchased under agreements to resell, net		11,205,873
Deposits with clearing organizations and others		109,347
Receivables:		
Brokers, dealers and clearing organizations		609,290
Customers		4,038
Affiliates		21,649
Financial instruments owned, at fair value ($3.2 billion pledged)		14,074,449
Interest receivable		55,092
Furniture, equipment, software and leasehold improvements, at cost (less accumulated depreciation and amortization of $66.9 million)		92,588
Deferred tax assets, net		17,700
Other assets		26,928
TOTAL ASSETS	$	32,714,255

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Short-term borrowings	$	327,496
Collateralized agreements:		
Securities loaned (including $240.5 million of collateral at fair value)		861,600
Securities sold under agreements to repurchase, net		26,298,913
Payables:		
Brokers, dealers and clearing organizations		54,377
Customers		18,543
Affiliates		72,879
Financial instruments sold, but not yet purchased, at fair value		3,090,957
Interest payable		15,681
Accrued expenses and other liabilities		159,562
Total liabilities		30,900,008
Liabilities subordinated to claims of general creditors		775,000
Commitments and contingencies (see Note 13)		

STOCKHOLDER'S EQUITY:

Common stock, no par value;		
10,000 shares authorized, 4,690 shares issued and outstanding	$	469,000
Additional paid-in capital		9,836
Retained earnings		560,411
Total stockholder's equity		1,039,247
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	32,714,255

See notes to the Statement of Financial Condition.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

1. ORGANIZATION AND BUSINESS ACTIVITIES

MUFG Securities Americas Inc. ("MUSA" or the "Company"), is a wholly-owned subsidiary of MUFG Americas Holdings Corporation ("MUAH"), a U.S. Intermediate Holding Company. MUAH is a wholly-owned subsidiary of MUFG Bank, Ltd. ("MUFG Bank") and Mitsubishi UFJ Financial Group, Inc. ("MUFG"). MUFG Bank's ultimate parent company and controlling party is MUFG, incorporated in Japan. As a securities broker-dealer, the Company engages in capital markets origination transactions, private placements, collateralized financing, and securities transactions.

MUSA is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"). MUSA is also registered with the Municipal Securities Rulemaking Board ("MSRB") as a broker-dealer.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company to make certain estimates that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the Statement of Financial Condition. Significant estimates and assumptions generally include fair value measurements, compensation, taxes, and litigation. Although these and other estimates are based on the best available information, actual results could be materially different.

The COVID-19 pandemic has severely disrupted economic activity worldwide. In responding to this unprecedented situation, the Company has implemented its business continuity plan by moving substantially all employees to work from home. To date, the Company has not experienced any significant loss of operational capacity. While our financial condition is strong, the ultimate impact of the pandemic on our business, results of operations and financial condition remains uncertain.

Cash and cash equivalents – The Company defines cash equivalents as overnight time deposits and short-term, highly-liquid investments with original maturities of three months or less at the time of purchase. At December 31, 2020, Cash and cash equivalents consisted solely of cash.

Cash segregated under federal and other regulations – Cash is segregated in a special reserve account for the exclusive benefit of customers pursuant to Customer Protection Rule 15c3-3 ("Rule 15c3-3") of the Securities and Exchange Act of 1934.

Securities borrowed and Securities loaned – Securities borrowed transactions are recorded at the amount of cash collateral advanced. For Securities borrowed the Company deposits cash with the lender. Securities loaned transactions are recorded at the amount of cash collateral received. For Securities loaned, the Company receives cash from the borrower. The Company monitors the market value of the Securities borrowed and Securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Contract values of Securities borrowed and Securities loaned agreements approximate fair value because the transactions are generally short-term in nature and are collateralized. Interest associated with Securities borrowed and Securities loaned is accrued as Interest receivable and Interest payable, respectively, on the Statement of Financial Condition.

MUFG SECURITIES AMERICAS INC.

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020**

In accordance with FASB ASC 210, *Balance Sheet,* the Company offsets Securities borrowed and Securities loaned on the Statement of Financial Condition with the same counterparty where they have a legally enforceable master netting agreement and all criteria for netting have been met.

When the Company engages in securities-for-securities transactions where the Company is the lender and is permitted to sell or repledge these securities, the fair value of collateral received is reported in Securities borrowed, and the related obligation to return the collateral is reported in Securities loaned on the Statement of Financial Condition at fair value. If the Company is the borrower in securities-for-securities transactions, the fair value of collateral received and the fair value of collateral loaned are not reported on the Statement of Financial Condition in accordance with FASB ASC 860, *Transfers and Servicing.*

Securities purchased under agreements to resell and Securities sold under agreements to repurchase– Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are generally collateralized by U.S. government, federal agency, corporate, and mortgage-backed securities. The repurchase agreements are treated as secured borrowings in accordance with FASB ASC 860, *Transfers and Servicing,* and are carried at the contract amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. It is the Company's policy to generally take possession of securities under reverse repurchase agreements at the time such agreements are made. The Company's agreements with counterparties generally contain provisions allowing for additional collateral to be obtained, or excess collateral returned, based on market valuations of such collateral. The Company revalues the collateral underlying its repurchase and reverse repurchase agreements on a daily basis. In the event the market value of such securities falls below the related contract amounts plus accrued interest, the Company will generally request additional collateral. Contract values of reverse repurchase agreements and repurchase agreements approximate fair value because the transactions are generally short-term in nature. Accrued interest associated with reverse repurchase agreements and repurchase agreements are accrued as Interest receivable and Interest payable, respectively, on the Statement of Financial Condition.

In accordance with FASB ASC 210, *Balance Sheet,* the Company offsets reverse repurchase and repurchase agreements on the Statement of Financial Condition with the same counterparty where they have a legally enforceable master netting agreement and all criteria for netting have been met.

Deposits with clearing organizations and others – Cash and certain financial instruments used for initial and variation margin purposes with clearing and depository organizations are included in this caption. At December 31, 2020, the balance consists solely of cash.

Receivables and Payables – Brokers, dealers and clearing organizations - Receivables from brokers, dealers and clearing organizations include receivables for unsettled regular-way securities, securities not delivered by the Company to a purchaser by the settlement date, fees on underwriting transactions, and cash margin posted for mortgage-backed securities and interest rate contracts (futures transactions). Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date, margin payable to clearing organizations and broker dealers, and payables for mortgage-backed securities.

Receivables and Payables – Customers – Receivables from and Payables to customers represent balances arising in connection with securities transactions for securities not delivered to or received by the Company.

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020**

Receivables and Payables – Affiliates – Receivables from and Payables to affiliates represent balances arising in connection with transactions with affiliates for the provision of services including investment banking fees, sublease rental income or expense, professional services and operational support. See Note 9 for further details.

Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value – Proprietary securities transactions, which include securities owned and securities sold, but not yet purchased, for regular way trades are recorded net, by CUSIP or other security identification, on a trade date basis. All positions are carried at fair value. For debt securities, realized gains and losses are determined on a first in–first out basis. For equity securities, realized gains and losses are determined using a weighted average cost basis.

Interest associated with Financial instruments owned and Financial instruments sold, but not yet purchased, are accrued as Interest receivable and Interest payable, respectively, on the Statement of Financial Condition.

The Company may pledge financial instruments owned, at fair value, for collateralized transactions and margin deposits at clearing organizations. In accordance with FASB ASC 860, *Transfers and Servicing*, pledged financial instruments that can be sold or those that can be re-pledged by the secured counterparty are reported in Financial instruments owned, at fair value.

The Company's derivatives, which are primarily interest rate contracts, forward foreign exchange contracts, credit contracts, and equity contracts, are reported on the Statement of Financial Condition at their fair value. The Company trades agency to-be-announced securities ("TBAs"), which are forward contracts that give the purchaser/seller an obligation to receive/deliver agency mortgage-back securities in the future. The associated market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. As such, the Company reports TBAs as interest rate contracts. The Company also accounts for non-regular-way settled trades as derivatives and records them as interest rate and credit contracts based on the underlying security type. Additionally, the Company also enters into forward foreign exchange contracts to economically hedge non-U.S. dollar short-term borrowings.

Fair value measurements – FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020**

- Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. For disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Furniture and equipment, software and leasehold improvements – Furniture and equipment is recorded at cost, less accumulated depreciation, and is depreciated over the estimated useful life of one to five years. As of December 31, 2020, furniture and equipment amounted to $17 million and the related accumulated depreciation was $15.2 million.

The Company's software is recorded at cost, less accumulated depreciation, and is depreciated on a straight line basis over the estimated useful lives of three to seven years. As of December 31, 2020, total software amounted to $60.1 million and the related accumulated depreciation was $36.9 million.

Leasehold improvements are recorded at cost and amortized on a straight-line basis over the lesser of the economic useful life of the asset or, where applicable, the remaining term of the lease. As of December 31, 2020, total Leasehold improvements amounted to $26.6 million and the related accumulated depreciation was $7.6 million.

FASB ASU 2016-02, *Leases*, requires leases previously classified operating leases to be recognized on the Statement of Financial Condition as a right of use lease asset and lease liability. The right of use lease assets are included in Furniture and equipment, software and leasehold improvements on the Statement of Financial Condition and are amortized over the lease term. The recognized right of use lease assets as of December 31, 2020 was $55.7 million and the related amortization was $7.3 million. The Company's right of use lease assets consist of real estate leases only, with a weighted average lease term of 14.75 years. The weighted average discount rate applied to the right of use lease assets and lease liabilities was 3.91% and represents the Company's incremental borrowing rate.

Income taxes – In accordance with FASB ASC 740, *Income Taxes,* a deferred tax asset or liability is determined based upon temporary differences between the tax basis of an asset or liability and its reported amount on the Statement of Financial Condition, using currently enacted tax rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or the entire deferred tax asset or liability will not be realized. See Note 10 for further details.

Accrued expenses and other liabilities – Accrued expenses and other liabilities are comprised primarily of a $60.1 million operating lease liability, $80.2 million in employee related payables and $10.1 million in capital markets related payables.

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020**

Foreign exchange – Assets and liabilities denominated in non-U.S. dollar currencies are revalued to U.S. dollar equivalents using the spot foreign exchange rates at the date of the Statement of Financial Condition.

Variable interest entities – FASB ASC 810, *Consolidation,* provides guidance on determining whether certain entities that do not meet the criteria necessary to be considered an operating company (for example, a voting-interest entity) should be included in an enterprise's Statement of Financial Condition. Entities that do not meet the criteria as an operating company are commonly referred to as variable interest entities ("VIE's"). An enterprise is considered to have a controlling financial interest in a VIE when it has a variable interest, or a combination of variable interests, that gives that enterprise (a) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The enterprise that has a controlling financial interest, known as the primary beneficiary of the VIE, must consolidate the VIE.

During and for the year ended December 31, 2020, the Company did not have any interests in VIE's in which the Company was determined to be the primary beneficiary.

Retirement, other postemployment benefits and deferred compensation plans – The Company provides eligible employees with retirement and other postemployment benefits under a defined benefit plan sponsored by an affiliate. The Company contributes to the plan based on a predetermined formula, plan assets are not segregated between the various employer participants, and pension obligations are retained by the plan sponsor upon withdrawal of the Company. In accordance with FASB ASC 715, *Compensation-Retirement benefits*, the Company recognizes a liability for all contributions due and unpaid, which is recorded as Payable to affiliates on the Statement of Financial Condition.

The Company also has a non-qualified deferred compensation plan maintained in a trust. The contributions to the plan are recorded as an asset on the Company's Statement of Financial Condition with a corresponding liability to employees. See Note 14 for further details.

3. **RECENT ACCOUNTING DEVELOPMENTS AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS**

Recent Accounting Developments

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments- Credit Losses*. The ASU requires entities to measure a financial asset (or group of financial assets) recorded at amortized cost basis at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The amendments in this Update were effective for public business entities for fiscal years beginning after December 15, 2019. The adoption of the Update did not have a significant impact on the Company's Statement of Financial Condition. Given that the Company's securities purchased under agreements to resell are adequately collateralized and subject to collateral maintenance requirements, the Company is able to avail itself of the practical expedient under the ASU.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

Since 2017, regulators and central banks globally have expressed their support for replacing the London Inter-bank Offered Rate ("LIBOR") with an alternative reference rate. In the U.S., the Secured Overnight Financing Rate ("SOFR") published by the Federal Reserve Bank of New York is considered a likely alternative to U.S. dollar LIBOR. The Company is currently participating in MUFG-wide planning to phase out LIBOR and transition to alternative reference rates. The Company continues to monitor developments in this area but does not expect a material impact on the Company's Statement of Financial Condition.

4. BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2020 consist of the following:

(in 000's)	Receivables	Payables
Securities failed-to-deliver/receive	$ 485	$ 2,393
Pending trades	524,273	-
Receivables/payables relating to capital markets	59,565	-
Receivables/payable relating to mortgage-backed securities	632	2
Receivables/payables from clearing organizations	24,319	308
Interest rate contracts	-	2,223
Other trade related receivables/payables	16	49,451
Total	$ 609,290	$ 54,377

5. SHORT-TERM BORROWINGS

The Company has short-term borrowings with MUAH and Mitsubishi UFJ Securities Holdings Co., Ltd. ("MUSHD"). The short-term borrowings at December 31, 2020 consist of the following:

Lender	Maturity Date	Rate Basis	JPY Principal Amount (in 000's)	USD Principal Amount (in 000's)
MUSHD	September 17, 2021	-0.076%	¥ 8,000,000	$ 77,496
MUAH	October 19, 2021	1m USD LIBOR + 0.38%		250,000
		Total	¥ 8,000,000	$ 327,496

The Company has an uncommitted, unsecured borrowing facility with MUSHD under which it may borrow up to JPY 160 billion (USD equivalent $1.5 billion). Under the terms of the facility, the Company can choose to borrow in Japanese Yen or US Dollars. The termination date of this facility is March 31, 2021, and it will be automatically renewed for one year unless either of the parties notifies the other party of the intention not to renew within one month of the termination date. Any draws outstanding against the facility as of the termination date remain effective through their stated maturity. Japanese Yen denominated borrowings include an irrevocable extension option allowing the Company to extend the maturity of an individual draw by 100 days at any time prior to its original stated maturity. At December 31, 2020, the Company had JPY 8.0 billion ($77.5 million USD equivalent) drawn under this facility.

The Company has a $1.0 billion uncommitted, unsecured borrowing facility with MUAH. The short-term borrowing with MUAH above was drawn against this facility. The termination date of this facility

MUFG SECURITIES AMERICAS INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

is December 31, 2020, and it will be automatically renewed for one year unless either of the parties notifies the other party of the intention not to renew within one month of the termination date. Any draws outstanding against the facility as of the termination date remain effective through their stated maturity.

6. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has seven subordinated borrowings totaling $775.0 million with MUAH, at December 31, 2020, that mature on varying dates.

Maturity Date	Rate Basis	Weighted Average Interest Rate	Principal Amount (in 000's)
Mar 31, 2021	1m USD LIBOR + 0.77	1.206%	$ 75,000
Aug 31, 2021	1m USD LIBOR + 0.61	1.063%	100,000
Feb 28, 2022	1m USD LIBOR + 0.91	1.363%	100,000
Aug 31, 2022	1m USD LIBOR + 0.91	1.338%	100,000
Feb 28, 2023	1m USD LIBOR + 0.99	1.576%	150,000
Aug 31, 2023	1m USD LIBOR + 0.71	0.858%	150,000
Mar 29, 2024	1m USD LIBOR + 0.97	1.138%	100,000
		Total	$ 775,000

The agreements covering the subordinated borrowings have been approved by FINRA, and thus, are available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid at maturity. The debt is denominated in U.S. dollars. The borrowings allow for prepayment of all or any part of the obligation at the option of the Company upon receipt of prior written approval from FINRA.

MUFG SECURITIES AMERICAS INC.

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020**

7. **FAIR VALUE MEASUREMENTS**

   Recurring Fair Value Measurements

   The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2020, by level within the fair value hierarchy:

(in 000's)	Level 1	Level 2	Counterparty and Cash Collateral netting	Total
Assets:				
Financial instruments owned:				
U.S. Treasury securities	$ 372,910	$ 2,629,698	$ -	$ 3,002,608
Commercial paper	-	174,881	-	174,881
Corporate bonds	-	813,818	-	813,818
Convertible bonds	-	24,377	-	24,377
Asset backed securities	-	175,746	-	175,746
Mortgage-backed securities	-	8,935,684	-	8,935,684
Equities	924,504	-	-	924,504
Derivatives:				
Equity contracts	14,843	-	-	14,843
Interest rate contracts	2,516	43,186	(37,915)	7,787
Forward foreign exchange contracts	-	840	(639)	201
Total Financial instruments owned	$ 1,314,773	$ 12,798,230	$ (38,554)	$ 14,074,449
Securities borrowed		$ 240,550		$ 240,550
Receivables from brokers, dealers and clearing organizations	$ 663	$ -	$ (663)	$ -
Liabilities:				
Financial instruments sold, but not yet purchased:				
U.S. Treasury securities	$ 931,846	$ 1,428,512	$ -	$ 2,360,358
Corporate bonds	-	482,961	-	482,961
Equities	144,955	-	-	144,955
Derivatives:				
Equity contracts	49,634	-	-	49,634
Interest rate contracts	156	84,828	(33,174)	51,810
Credit Default Swap Index	-	1,239	-	1,239
Total Financial instruments sold, but not yet purchased	$ 1,126,591	$ 1,997,540	$ (33,174)	$ 3,090,957
Securities Loaned		$ 240,550		$ 240,550
Payables to brokers, dealers and clearing organizations	$ 2,886	$ -	$ (663)	$ 2,223

   Note: The Company has no Level 3 assets as of Dec 31, 2020.

   U.S. Treasury securities are valued using third party market price quotations. Accordingly, U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy when actively traded ("on-the-run"). Less actively traded ("off-the-run") U.S. Treasury securities are categorized in Level 2 of the fair value hierarchy.

   Corporate bonds are valued using third party market price quotations or recently executed transactions. Corporate bonds are categorized in Level 2 of the fair value hierarchy.

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020**

Mortgage-backed securities, *commercial paper, convertible bonds and asset-backed securities* are valued using third party market price quotations or spread data obtained from observed transactions. These securities are categorized in Level 2 of the fair value hierarchy.

Equity securities and exchange-traded equity options are actively traded and are valued based on quoted prices from the exchange, and are therefore categorized in Level 1 of the fair value hierarchy.

Interest rate and credit contracts include exchange-traded futures and forward contracts to receive or deliver securities. Futures are actively traded and valued based on quoted prices from the exchange while forward contracts are quoted using third party market price quotations of the underlying securities or recently executed transactions. These securities are categorized as Level 1 and Level 2, respectively, on the fair value hierarchy.

Forward foreign exchange contracts are valued based on third party market foreign exchange rates and are categorized in Level 2 of the fair value hierarchy.

Credit default swap index contracts are credit derivatives valued using third party market price quotations. They are categorized in Level 2 of the fair value hierarchy.

The fair value of collateral received and the related obligation to return the collateral, reported in *Securities borrowed and Securities loaned* above, is categorized in Level 2 of the fair value hierarchy.

Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications are reported as transfers in/out of the category at the end of the year in which the reclassifications occur.

The Company pledged financial instruments that can be sold or re-pledged by the secured counterparty. These securities are reported parenthetically in Financial instruments owned, at fair value, on the Statement of Financial Condition. The Company also loaned or pledged financial instruments owned to counterparties and clearing organizations that do not have the right to deliver or re-pledge the collateral. At December 31, 2020, the amount of securities pledged which the counterparty did have the right to deliver or re-pledge was $3.2 billion and the amount of securities pledged which the counterparty did not have the right to deliver or re-pledge was $10.9 billion.

Financial Instruments Not Measured at Fair Value

Certain financial assets and liabilities that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These accounts include cash and cash equivalents, cash segregated under federal and other regulations, deposits with clearing organizations and others, short-term receivables and payables, accrued interest receivables and payables, other assets, short-term borrowings, securities borrowed, securities purchased under agreements to resell, securities loaned, securities sold under agreements to repurchase, and liabilities subordinated to claims of general creditors and accrued expenses and other liabilities. These financial assets and liabilities are classified as either Level 1 or Level 2 within the fair value hierarchy.

The fair value of financial assets and liabilities may be different than carrying value if their remaining maturities are considered longer term in nature. At December 31, 2020, the carrying value of certain

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020**

securities purchased under agreements to resell, securities sold under agreements to repurchase, short-term borrowings, and liabilities subordinated to claims of general creditors were considered longer term in nature as their maturity dates were greater than three months. These accounts are valued using a discounted cash flow technique. The significant valuation inputs used included interest rates, collateral funding spreads, and senior debt to subordinated debt spreads. These valuation inputs are observable and, as such, the financial instruments are classified as Level 2 within the fair value hierarchy.

The following is a summary of the Company's financial assets and liabilities which are not carried at fair value. The table presents the carrying values and estimated fair values at December 31, 2020, by level within the fair value hierarchy. The table excludes all non-financial assets and liabilities, such as Furniture, equipment, software and leasehold improvements, tax assets and liabilities and certain estimated accruals and provisions.

(in 000's)	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
Assets:				
Cash and cash equivalents	$ 84,614	$ 84,614	$ -	$ 84,614
Cash segregated under federal and other regulations	11,000	11,000	-	11,000
Securities borrowed	6,161,137	-	6,161,137	6,161,137
Securities purchased under agreements to resell, net	11,205,873	-	11,205,381	11,205,381
Deposits with clearing organizations and others	109,347	-	109,347	109,347
Receivables from broker, dealers and clearing organizations	609,290	-	609,290	609,290
Receivables from customers	4,038	-	4,038	4,038
Receivables from affiliates	21,649	-	21,649	21,649
Interest receivable	55,092	-	55,092	55,092
Other assets	24,636	-	24,636	24,636
Total	$ 18,286,676	$ 95,614	$ 18,190,570	$ 18,286,184
Liabilities:				
Short-term borrowings	$ 327,496	$ -	$ 327,580	$ 327,580
Securities loaned	621,050	-	621,050	621,050
Securities sold under agreements to repurchase, net	26,298,913	-	26,298,913	26,298,913
Payables to brokers, dealers and clearing organiations	52,155	-	52,155	52,155
Payables to customers	18,543	-	18,543	18,543
Payables to affiliates	72,879	-	72,879	72,879
Interest payable	15,681	-	15,681	15,681
Accrued expenses and other liabilities	158,195	-	158,195	158,195
Liabilities subordinated to claims of general creditors	775,000	-	779,963	779,963
Total	$ 28,339,912	$ -	$ 28,344,959	$ 28,344,959

Note: The Company has no Level 3 assets as of Dec 31, 2020

8. DERIVATIVE INSTRUMENTS

In the normal course of business, the Company enters into a variety of derivative transactions. These derivative transactions include forward foreign exchange contracts, equity contracts, interest rate contracts, credit default swap index contracts and credit contracts.

Interest rate contracts consist of TBAs, non-regular-way settling trades, which provide for the delayed delivery or purchase of U.S. Treasury securities and agency mortgage-backed securities, and exchange-traded futures.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

Credit contracts consist of non-regular-way settling trades, which provide for the delayed delivery or purchase of corporate bonds or money-market securities.

The Company uses derivative instruments for economic hedging, foreign currency exposure management, and client facilitation. The Company uses TBAs to reduce exposure on marketable mortgage-backed securities already owned. The Company manages its trading positions by employing a variety of risk mitigation strategies. Economic hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including derivative products. The Company manages the market risk associated with its trading activities on a Company-wide basis. The Company, however, does not apply hedge accounting under FASB ASC 815, *Derivatives and Hedging*, to any of its derivative contracts.

The following table summarizes the fair value of derivative instruments by type of derivative contract on a gross basis as of December 31, 2020:

	Fair Value			Notional		
(in 000's)	Exchange-Traded	Bilateral OTC	Central Counterparty Cleared	Exchange-Traded	Bilateral OTC	Central Counterparty Cleared
Derivative assets:						
Financial instruments owned:						
Credit contracts	$ -	$ -	$ -	$ -	$ 450	$ -
Equity contracts	14,843	-	-	793,627	-	-
Forward foreign exchange contracts	-	840	-	-	75,395	-
Interest rate contracts	2,516	11,566	31,620	750,000	2,115,249	8,196,795
Receivables from brokers, dealers and clearing organizations:						
Interest rate contracts	663	-	-	240,708	-	-
Total derivative contracts	$ 18,022	$ 12,406	$ 31,620	$ 1,784,335	$ 2,191,094	$ 8,196,795
Cash collateral netting	-	(5,630)	-	-	-	-
Counterparty netting	(819)	(1,754)	(31,014)	-	-	-
Total Derivative assets	$ 17,203	$ 5,022	$ 606	$ 1,784,335	$ 2,191,094	$ 8,196,795
Derivative liabilities:						
Financial instruments sold, but not yet purchased:						
Credit contracts	$ -	$ -	$ -	$ -	$ 450	$ -
Credit default swap index		1,239	-	-	50,000	-
Equity contracts	49,634	-	-	793,627	-	-
Interest rate contracts	156	5,768	79,060	100,000	1,731,356	16,311,587
Payables from brokers, dealers and clearing organizations:						
Interest rate contracts	2,886	-	-	780,520	-	-
Total derivative contracts	$ 52,676	$ 7,007	$ 79,060	$ 1,674,147	$ 1,781,806	$ 16,311,587
Cash collateral netting	-	(250)	-	-	-	-
Counterparty netting	(819)	(1,754)	(31,014)	-	-	-
Total Derivative liabilities	$ 51,857	$ 5,003	$ 48,046	$ 1,674,147	$ 1,781,806	$ 16,311,587

The Company manages credit exposure from certain transactions by entering into master netting agreements with counterparties. Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met are presented net on the Statement of Financial Condition. The Company's TBA master netting agreements generally contain provisions allowing for collateral to be obtained, or to be sent, based on market valuations of the underlying securities. The Company has elected to offset the fair value of TBAs and related cash collateral with the same counterparties under these master netting arrangements.

MUFG SECURITIES AMERICAS INC.

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020**

The following table presents the fair value of derivative instruments by type of derivative contract on a gross basis, including information about the offsetting of derivative instruments and related collateral amounts as of December 31, 2020:

(in 000's)	Gross Amount of Recognized Assets or Liabilities	Gross Amounts Offset in the Consolidated Statement of Financial Condition (1)	Net Amounts Presented in the Consolidated Statement of Financial Condition	Amounts Not Offset in the Consolidated Statement of Financial Condition (2) Financial Instruments	Other Cash Collateral - Pledged	Net Amount
Derivative Assets:						
Equity contracts	$ 14,843	$ -	$ 14,843	$ -	$ -	$ 14,843
Forward foreign exchange contracts	840	(639)	201			201
Interest rate contracts	46,365	(38,578)	7,787	-	-	7,787
Derivative Liabilities:						
Credit default swap index	$ 1,239	$ -	$ 1,239	$ -	$ -	$ 1,239
Equity contracts	49,634		49,634			49,634
Interest rate contracts	87,870	(33,837)	54,033	-	-	54,033

(1) Amounts related to central counterparty clearing and margin netting as well as master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other required criteria are met in accordance with applicable offsetting accounting guidance.

(2) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other required criteria to offset in the Statement of Financial Condition have not been met.

MUFG SECURITIES AMERICAS INC.

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020**

9. RELATED PARTY ACTIVITIES

The Company has transactions with affiliates. These transactions include capital market transactions, facilitating securities transactions, secured financing transactions, professional services, and clearing and operational support.

At December 31, 2020, assets and liabilities with related parties consisted of the following:

(in 000's)		
Assets:		
Cash and cash equivalents	$	8,622
Securities borrowed		240,550
Securities purchased under agreement to resell, net		3,829,918
Receivables from brokers, dealers and clearing organizations		11,013
Receivable from affiliates		21,649
Financial instruments owned, at fair value		50,331
Interest receivable		1,299
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $4.4 million)		47,843
Other Assets		201
Total		4,211,426
Liabilities:		
Short-term borrowings (Note 5)	$	327,496
Securities loaned		551,058
Payable to brokers, dealers and clearing organizations		44,417
Payable to affiliates		73,288
Financial instruments sold, but not yet purchased, at fair value		2,211
Interest payable		1,626
Accrued expenses and other liabilities		58,989
Liabilities subordinated to claims of general creditors (Note 6)	$	775,000
Total		1,834,085

As of December 31, 2020, the Company had a number of affiliate related balances within Receivables from brokers, dealers and clearing organizations on the Statement of Financial Condition. The balance predominantly relates to securities failed-to-deliver of $0.2 million, net pending trades payable of $6.2 million and receivables from capital markets activity of $4.6 million.

As of December 31, 2020, the Company had a number of affiliate related balances within Payable to brokers, dealers and clearing organizations on the Statement of Financial Condition. The balance predominantly relates to securities failed-to-deliver of $1.7 million and cash margin in relation to security lending activity of $42.6 million.

The Company enters into securities-for-securities transactions with related parties. As of December 31, 2020, $241 million related to affiliate activity with MUFG Securities Canada, Ltd. ("MUS Canada"). The fair value of the collateral received from MUS Canada is recognized in Securities borrowed and the related obligation to return the collateral is recognized in Securities loaned on the Statement of Financial Condition.

The Company enters into a number of forward foreign exchange contracts with MUFG Bank, New York Branch to hedge non-U.S. dollar denominated short-term borrowings. As of December 31, 2020 the

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020**

gross fair value of these contracts was $0.8 million. The associated cash margin received was $0.6 million, resulting in a net balance of $0.2 million shown in Financial instruments owned, at fair value, on the Statement of Financial Condition.

At December 31, 2020, the Company held, at fair value, commercial paper of $49.9 million issued by Gotham Funding Corporation ("Gotham"). Gotham operates as a multi-seller commercial paper conduit sponsored by MUFG Bank, New York Branch. This balance is shown in Financial instruments owned, at fair value, on the Statement of Financial Condition.

The Company receives a fee share from capital market deals underwritten by affiliates. As of December 31, 2020, the associated receivable was $7.0 million, $2.4 million of which was recorded as Receivables from affiliates (with the remainder as Receivables from brokers, dealers and clearing organizations).

The Company has referral agreements with its affiliates and pays referral fees from investment banking revenues earned. As of December 31, 2020, the associated payable was $47.7 million and was recorded as Payables to affiliates on the Statement of Financial Condition.

The Company has a number of service fee arrangements in place with its affiliates. These service fee arrangements are for management and personnel support as well as shared infrastructure. As of December 31, 2020, the associated receivables and payables were $19.2 million and $24.9 million, respectively, and were recorded as Receivables from affiliates and Payables to affiliates, respectively, on the Statement of Financial Condition.

The Company has entered into a sublease with MUAH to rent its primary office space in New York. Additionally, the Company rents other office space from a number of other affiliates.

The Company recognizes certain leases classified as operating leases as a right of use lease asset and lease liability. As of December 31, 2020, the recognized right of use lease asset and lease liability for leases related to affiliates were $47.6 million and $59.0 million, respectively. They are reported as Furniture, equipment and lease hold improvements, at cost and Accrued expense and other liabilities, respectively, on the Statement of Financial Condition. For further information related to the Company's lease and other commitments with affiliates, see Note 13.

10. **INCOME TAXES**

Income taxes are recorded in accordance with the asset and liability method which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be measured for temporary differences using currently enacted tax rates in the year they are expected to reverse. In assessing the recognition of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and has determined that no valuation allowance is required.

The Company currently files tax returns in various state and local jurisdictions. Certain states assess income tax on a company-specific basis; others (primarily New York State, New York City, California, Illinois, and Texas) assess income tax on a unitary or combined basis. Each entity included in the unitary returns consisting of affiliated MUFG entities within the U.S. (collectively the "Group") pays the tax on its share of the Group's income apportioned to the state. The Company made certain estimates with respect to the computation of its share of the unitary income tax, including estimates for Group income

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020**

and allocation percentages. There is a formal tax sharing agreement in place to allocate unitary taxes using a systematic and rational method.

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities for the year ended December 31, 2020 are as follows:

(in 000's)	
Deferred tax assets:	
Bonuses and deferred compensation	$ 20,047
Prepaid pension	18
Gross deferred tax assets	20,065
Valuation allowance	-
Gross adjusted deferred tax assets	20,065
Deferred tax liabilities:	
Other items	(1,874)
Fixed Asset Related	(491)
Gross adjusted deferred tax liabilities	(2,365)
Net deferred tax assets	$ 17,700

The Company is subject to U.S. federal income tax as well as various state income taxes. With the U.S. federal taxing authorities, the Company is open to examination for periods 2017 and forward. With respect to New York State and City, the Company is open to examination for periods 2016 and forward. For California, the Company is included within a combined income tax return with MUAH and subsidiaries. This is open to examination for tax years 2010 and forward due to amended tax returns filed. In 2018, the MUAH combined California returns for tax years 2013-15 were amended, claiming refunds.

11. COLLATERALIZED AGREEMENTS

The Company enters into securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned transactions. The Company executes these transactions as part of its match-book financing business as well as to facilitate customer activity, to fund the Company's long trading inventory and to cover short positions. The Company manages credit exposure from certain transactions by entering into master netting agreements with counterparties.

The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. In certain cases the Company may agree for collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. Default events generally include, among other things, failure to pay, insolvency or bankruptcy of counterparty.

The Company receives collateral in the form of securities in connection with reverse repurchase agreements and securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements or

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

enter into securities lending transactions. At December 31, 2020, the fair value of securities received as collateral, prior to netting, was $29.9 billion and the fair value of the portion that has been sold or repledged was $29.7 billion.

The Company also enters into securities-for securities transactions. When the Company is the lender of securities and the collateral can be sold or repledged, the fair value of the collateral received is reported in Securities borrowed. The related obligation to return the collateral is recognized in Securities loaned on the Statement of Financial Condition. As a result, at December 31, 2020, the Company recognized $241 million of the collateral received in Securities borrowed and the related obligation to return the collateral in Securities loaned in the Statement of Financial Condition.

The following table presents information about the offsetting of these instruments and related collateral amounts as of December 31, 2020:

(in 000's)	Gross Amount of Recognized Assets or Liabilities	Gross Amounts Offset in the Consolidated Statement of Financial Condition (1)	Net Amount Presented in the Consolidated Statement of Financial Condition	Amounts Not Offset in the Consolidated Statement of Financial Condition (2) Financial Instruments Collateral	Other Cash Collateral	Net Amount
Assets:						
Securities borrowed	$ 6,401,687	$ -	$ 6,401,687	$ (6,333,088)	$ -	$ 68,599
Securities purchased under agreements to resell, net	18,033,079	(6,827,206)	11,205,873	(11,205,873)	-	-
Liabilities:						
Securities loaned	$ 861,600	$ -	$ 861,600	$ (861,600)	$ -	$ -
Securities sold under agreements to repurchase, net	33,126,119	(6,827,206)	26,298,913	(25,200,630)	-	1,098,283

(1) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other required criteria are met in accordance with applicable offsetting accounting guidance.

(2) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other required criteria to offset in the Statement of Financial Condition have not been met.

The transactions noted above are subject to market settlement conventions which require all counterparties to settle transactions as part of national clearinghouse daily procedures or bilaterally pursuant to an agreement. Transactions that have met the netting criteria per an agreement are reflected in the above table as offsetting transactions. Tri-party transactions, representing a significant amount of the Company's Securities purchased under agreements to resell, net and Securities sold under agreements to repurchase, net, do not meet the netting criteria.

The following table presents, as of December 31, 2020, the gross obligations for Securities sold under agreements to repurchase, and Securities loaned by remaining contractual maturity and class of collateral pledged:

MUFG SECURITIES AMERICAS INC.

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020**

(in 000's)	Overnight and Continuous	2-30 Days	31-90 Days	Greater Than 90 Days	Total
Securities sold under agreements to repurchase (gross)					
U.S. Treasury and government agencies	$ -	$ 14,642,127	$ 295,859	$ -	$ 14,937,986
Mortgage-backed securities:				-	-
U.S. agencies	-	8,069,485	5,465,336	-	13,534,821
Corporate Bond	-	675,584	755,596	-	1,431,180
Other Debt	-	401,224	377,013	-	778,237
Equity	-	1,377,058	1,066,835	-	2,443,893
Total	$ -	$ 25,165,478	$ 7,960,639	$ -	$ 33,126,117
Securities loaned					
Corporate bonds	$ 1,267	$ -	$ -	$ -	$ 1,267
Obligation to return collateral received -					
Japanese Government Bonds	-	-	240,550	-	240,550
Other Debt	10,575	-	-	-	10,575
Equities	365,807	243,401	-	-	609,208
Total	$ 377,649	$ 243,401	$ 240,550	$ -	$ 861,600

The Company also enters into forward-starting collateralized financing agreements which, in accordance with FASB ASC 860, are not recognized on the Statement of Financial Condition until the date of transfer. At December 31, 2020, the Company had commitments to enter into forward-starting reverse repurchase and repurchase agreements of $2.2 billion and $2.0 billion, respectively.

12. RISK

Risk is an inherent part of the Company's business and activities. The Company has established risk management policies and procedures to measure and monitor each of the various types of significant risks involved in its trading and securities financing businesses. The Company's ability to properly and effectively identify, assess, monitor, and manage its risk is critical to the overall execution of its strategy and profitability. Senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at the Company requires independent Company-level oversight, as well as supervisory oversight on its trading desks. The Company's governance includes a Board with independent directors and senior management led governance committees that establish risk appetite statements and policies. The Company's senior management takes an active role in the identification, assessment, and management of risks at the Company level. Effective risk practices are carried out through constant communication, exercising of professional judgment, and knowledge of specialized products and markets.

Market Risk – Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and credit spreads as well as market volatility. The Company has a mature market risk framework with policies and procedures defining approved products, risk appetites and limits monitoring process.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

Liquidity Risk – Liquidity risk is the risk that an institutions financial condition or overall safety and soundness is adversely affected by the inability, or perceived inability to meet its contractual, including contingent, obligations. The objective of liquidity risk management is to maintain a sufficient amount of liquidity and diversity of funding sources to allow an institution to meet obligations in both stable and adverse conditions. The Company manages liquidity risk mainly through its Treasury function and has established policies and strategies to identify, manage and report on liquidity risk.

Credit Risk - The contract amounts of reverse repurchase and repurchase agreements, securities borrowed and loaned transactions, and forward settling securities transactions, including TBAs and non-regular-way settling trades reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. Risk mainly arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in interest rates. The settlement of these transactions did not have a material effect upon the Company's Statement of Financial Condition.

The Company is engaged in various trading and brokerage activities primarily with counterparties including securities brokers and dealers, banks, funds, and other institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default mainly depends on the creditworthiness of the counterparty or issuer of the instrument.

The Company clears securities transactions through the Depository Trust and Clearing Corporation's subsidiaries, Fixed Income Clearing Corporation, the National Securities Clearing Corporation, and the Depository Trust Company. The Company clears options transactions through the Options Clearing Corporation. These activities typically mitigate risk but the Company may still be exposed to risk in the event that these counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. It is the Company's policy to review, as necessary, the creditworthiness of counterparties.

Operational Risk - Operational risk is the risk of loss, whether direct or indirect, to which the Company is exposed due to inadequate or failed internal processes or systems, human error or misconduct, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, cybersecurity risk, financial crime, business continuity risk and environmental risk, but excludes strategic and reputational risk. Our operations rely on the secure processing, storage, transmission and reporting of personal, confidential and other sensitive information or data in our computer systems, networks and business applications. Our systems as well as our third-party service providers may be vulnerable to cyber-attacks, breaches, unauthorized access, misuse, computer viruses or other malicious code and other events that could have significant negative consequences to us. Operational risk, in some form, exists in each of the Company's business and support activities, and can result in financial loss, regulatory sanctions and damage to the Company's reputation. The Company has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed.

Customer Securities Transactions - In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions as agent. In accordance with industry practice, the Company records customer securities transactions on a settlement date basis, which is generally within one to three business days after trade date. The Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions did not have a material impact upon the Company's financial statements and the Company did not accrue a liability for these transactions.

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020**

Due to the nature of the Company's collateralized securities financing transactions, the Company does not maintain a credit allowance on receivables arising from such transactions. In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to control risks associated with reverse repurchase and repurchase agreements by monitoring the market value of securities pledged on a daily basis and by requiring additional collateral to be deposited with, or returned to, the Company when deemed necessary. The Company establishes credit limits for such activities and monitors compliance on a daily basis.

13. **COMMITMENTS AND CONTINGENCIES**

Leases – The Company leases space in New York, New Jersey, California and Illinois.

In 2014, the Company entered into a sublease with MUAH to rent its primary office space in New York. The sublease will expire on December 31, 2035.

Obligations under operating leases contain non-cancelable terms in excess of one year. Approximate aggregate annual lease obligations are as follows:

Year	(in 000's)
2021	$ 5,853
2022	4,827
2023	4,828
2024	4,829
2025	4,830
Thereafter	54,550
Total	$ 79,717

Securities Financing – The Company has three committed facilities to provide collateralized financing to third parties. The first facility is shared with an affiliate, MUFG Securities EMEA plc, with an aggregate commitment up to $250.0 million. The other two facilities are with clearing organizations and are required as part of the Company's membership agreements with the amounts being reset semi-annually throughout the whole of the clearing organizations' memberships. At December 31, 2020, the Company's required commitment was $1.5 billion. At December 31, 2020, none of these facilities were drawn upon.

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the Statement of Financial Condition at December 31, 2020.

Other Guarantees - In the normal course of business, the Company may enter into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company. However, based on experience, the Company expects the risk of loss to be remote.

14. RETIREMENT, OTHER POSTEMPLOYMENT BENEFITS, AND DEFERRED COMPENSATION PLANS

Eligible employees of the Company are covered under a defined benefit pension plan, postretirement medical and life insurance benefits, and a 401(k) Savings and Investment Plan (the "Retirement Savings Plans"), sponsored by MUFG Union Bank, N.A. ("MUB"). Contributions are based on an amount that satisfies ERISA funding standards.

The MUFG Bank, New York Branch cash balance pension plan was frozen effective December 31, 2014 with future accruals described hereinafter. As part of MUFG Bank, New York Branch's integration with MUB and its parent company, MUAH, a successor pension plan, sponsored by MUB, took effect on January 1, 2015. This successor pension plan covers all eligible employees as of January 1, 2015 and thereafter. The MUFG Bank, New York Branch's cash balance pension plan was not rolled over into the successor MUB sponsored plan as of balance date and will continue to hold assets and liabilities for employees with the Company.

In 2011, the Company implemented a non-qualified deferred compensation plan ("DCP"). The DCP assets are maintained in a trust funded through a corporate-owned life insurance arrangement. The trust is valued monthly based on cash surrender value of the corporate-owned life insurance. At December 31, 2020, the value of the trust is $17.0 million and is included in Other Assets. The Company recognized an obligation to the employees of $7.3 million in Accrued expenses and other liabilities. Effective January 1, 2018, the Company no longer contributes to this DCP.

15. MANAGEMENT STOCK PLANS

On April 1, 2017, a number of employees transferred to the Company from MUB, an affiliated entity. Certain of these employees had previously been awarded restricted stock unit grants under the MUAH Stock Bonus Plan ("MUAH Plan"). Beginning June of 2019, the Company elected to award deferred incentive compensation to certain of its employees in the form Restricted Stock Units ("RSUs") under the MUAH Plan. Under the MUAH Plan, the employees are granted RSUs settled in ADRs representing shares of common stock of the Company's ultimate parent company, MUFG. The MUFG ADRs are purchased in the open market upon the vesting of the restricted stock units, through a revocable trust. There is no amount authorized to be issued under the MUAH Plan since all shares are purchased in the open market. For grants issued prior to June 2020, these awards generally vest pro-rata on each anniversary of the grant date and become fully vested three years from the grant date, provided that the employee has completed the specified continuous service requirement. Beginning with grants issued in June 2020, awards generally vest pro-rata one month before each anniversary of the grant date and become fully vested thirty-five months from the grant date. Generally, the grants vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age and service conditions, or terminates employment under certain conditions. Participants in the MUAH Plan are entitled to "dividend equivalent credits" on their unvested restricted stock units when MUFG pays dividends to its shareholders. The credit is equal to the dividends that the participants would have received on the shares had the shares been issued to the participants when the restricted stock units were granted.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

16. **REGULATORY REQUIREMENTS**

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"), which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1. The Company is required to maintain net capital, as defined, at the greater of $1,000,000, or 2% of aggregate debit balances arising from customer transactions pursuant to the Securities Exchange Act of 1934.

At December 31, 2020, the Company had net capital of $1,396.2 million, which was $1,394.6 million in excess of the $1.6 million requirement.

Pursuant to SEA Rule 15c3-3, the Company may be required to deposit in a Special Reserve Bank Account cash or acceptable equivalents for the exclusive benefit of customers. As of December 31, 2020, The Company had a customer reserve requirement of $11.4 million. At December 31, 2020, the Company had $11.0 million reflected on the Statement of Financial Condition as Cash segregated under federal and other regulations or requirements. On January 5, 2021, the Company made an additional deposit of $11.0 million.

17. **SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2020 through the date on which the Statement of Financial Condition is available to be issued. The Company has subsequently renewed its short-term borrowings and commitments that matured, but has no other material subsequent events to note.

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